                                                                    EXHIBIT 2(a)


                       [NATIONAL ENERGY GROUP, INC. LOGO]


December 29, 1995

Alexander Energy Corporation
701 Cedar Lake Blvd.
Oklahoma City, OK 73114-7800

Attention: Mr. Bob G. Alexander
           President and Chief Executive Officer

Ladies and Gentlemen:

     After considerable review, we would like to propose a combination ("Combination") of Alexander Energy Corporation ("Alexander") and National Energy Group, Inc. ("NEG"). We believe that such a Combination would benefit the stockholders of both companies by (1) providing a larger asset base with expanded markets; (2) giving the companies financial critical mass which should provide better access to the capital markets and lower costs of capital; and (3) diversifying the companies' asset bases while retaining focused operations that are natural gas oriented.

     Subject to the approval of Alexander's Board of Directors and the matters set forth herein, including the negotiation, execution and delivery of a mutually satisfactory definitive agreement and the satisfactory completion of due diligence, we propose that Alexander be merged with and into NEG or a wholly owned subsidiary (the "Combination"). Based upon Alexander having no more than 12,850,000 shares of common stock, on a fully diluted basis, each share of Alexander's common stock will be exchanged for one and eight tenths (1.8) shares of NEG Class A Common Stock; provided, however, in the event the average closing sales price for the NEG Class A Common Stock for the ten (10) trading days immediately prior to closing is less than $3.25 per share, then additional shares of NEG Class A Common Stock shall be issued such that each share of Alexander common stock is converted into a number of shares of NEG Class A Common Stock having an aggregate value of not less than $5.85; provided, further, that NEG can terminate this agreement rather than issuing additional shares pursuant to the preceding clause.






                                      1

- --------------------------------------------------------------------------------
                    [NATIONAL ENERGY GROUP, INC. LETTERHEAD]

     1. Proposed Definitive Agreement. Although we are flexible as to specific terms, we propose the following general principles to be incorporated into a definitive agreement to be entered between us:

              a. NEG will add three new directors to its board from the existing Alexander board.

              b. The parties would take action, consistent with the best interests of the companies, to retain most of the executive officers, other than Bob G. Alexander, of Alexander at compensation amounts comparable to their current arrangements, although it may be necessary to change certain officers job duties to eliminate any duplication of functions.

              c. Bob G. Alexander has indicated a willingness to negotiate a mutually acceptable consulting agreement.

              d. A condition to consummation of the Combination will be the dismissal with prejudice of the lawsuit filed against Alexander and its directors by Bill V. Dean, Jr. and Elliot Associates, L.P. in the District Court of Oklahoma County, Oklahoma.

              e. The definitive agreement will contain conditions, representations and warranties customary in a transaction of this nature, will permit all necessary due diligence to continue (including environmental and other regulatory due diligence), and will include all appropriate covenants, including covenants as to both companies' good faith reasonable efforts to complete the transaction (which do not encompass the necessity to sell, hold separate or otherwise lose the benefit of any segment of the business of either company), to prepare and prosecute such documents and otherwise comply with all procedures required by applicable securities laws and regulations, to obtain all necessary other regulatory approvals and necessary consents.


     2. Standstill Agreement. Alexander represents that there are no contractual obligations relating to the disposition, by merger or otherwise, of Alexander or of any significant portion of Alexander's assets. Alexander agrees that following the execution of this letter and until the earlier of the execution of the definitive agreement (in which case the applicable provisions of the definitive agreement shall control) or until February 15, 1996, Alexander will not directly or indirectly solicit, initiate or participate in negotiations with any person other than NEG with respect to any disposition of shares of common stock in Alexander, or options to purchase the same, or disposition or merger of Alexander, or any disposition of any of the assets of Alexander not in the ordinary course of business, nor shall Alexander provide any information concerning Alexander with respect to the possible disposition of shares of common stock in Alexander, or options to purchase the same, or disposition or merger of Alexander or the disposition of its assets, except as required to satisfy fiduciary duties of directors of Alexander. In the event anyone should solicit, initiate negotiations or make inquiries relative to the acquisition of shares of common stock in Alexander, or options to purchase the same, or acquisition or merger of Alexander or a significant portion of its assets, Alexander will immediately notify NEG. The foregoing provisions of this paragraph 2 shall also apply to NEG as if NEG were substituted for Alexander therein.

     3. Confidentiality. Each party acknowledges that each party will be providing the other with information that is nonpublic, confidential or proprietary in nature. Our discussions relating to the proposed transactions shall be deemed nonpublic information. Each party (and its affiliates, representative, agents and employees) will keep such information received from the other party confidential and will not, except as otherwise provided below, disclose such information or use such information for any purpose other than the evaluation and consummation of the transactions contemplated hereby or as required by law. This paragraph 3 will not apply to information as to either party that becomes generally available to the public absent any breach of this paragraph 3, was available on a nonconfidential basis to the other party prior to its disclosure pursuant to this letter, or becomes available on a nonconfidential basis from a third party who is not bound to keep such information confidential. Alexander and NEG will consult with each other and agree on the terms and substance of all press release announcements, publicity statements and other disclosures to the public and to the employees of Alexander and NEG with respect to the proposed transaction. Upon termination of the discussions, each party upon the written request of the other shall return all written nonpublic information provided and retain no copies of such information.

     4. Binding Effect. Except for paragraphs 2 and 3 which are intended to create binding obligations, the parties hereto understand and agree that no legal obligation or liability shall be created by this letter and that the obligations and liabilities of the parties are to arise only upon the duly authorized execution and delivery of the definitive agreement.

     If the foregoing meets with your approval, please sign and return one copy of this letter to us on or before the date and time indicated. Upon receipt, we will request your counsel, McAfee & Taft, A Professional Corporation, to commence preparation of the definitive agreement for review by us and our counsel, as well as by you.

     I hope that you are as excited as we are about this proposed Combination. We believe that the Combination is an excellent way of taking our companies to the next level and enhancing the value of our stockholders' investment.





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

                                          Very truly yours,

                                          /s/ MILES D. BENDER

                                          Miles D. Bender,
                                          President and Chief Executive Officer

Agreed in principle:

ALEXANDER ENERGY CORPORATION

By  /s/ BOB G. ALEXANDER
    --------------------------
    Bob G. Alexander,
    President and Chief Executive Officer

MDB/gmb





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
[ALEXANDER ENERGY CORPORATION LOGO]

BOB E. ALEXANDER
   PRESIDENT
                                                               February 15, 1996


National Energy Group, Inc.
1400 One Energy Square
4925 Greenville Avenue
Dallas, Texas 75206
Attn: Miles D. Bender, President and
      Chief Executive Officer


Gentlemen:

        As we have discussed, our letter of intent dated December 29, 1995 and accepted by Alexander Energy Corporation (""AEC'') on December 30, 1995, expires February 15, 1996. For various reasons, including the fact that the reports of independent engineers on the reserves of the respective companies have not been completed, the parties have not completed negotiations towards the execution of a definitive agreement providing for the combination of the companies. Also, you are aware that AEC has been involved in discussions with Canadian Imperial Bank of Commerce ("CIBC") concerning the terms of this credit facility with CIBC. Accordingly, we suggest an extension of the letter of intent on the terms set forth below.

        The letter of intent will remain in full force and effect on the terms thereof until April 10, 1996; provided, however, either party may immediately terminate the letter of intent by written notice to the other party, if by March 15, 1996, AEC has not received from CIBC, its principal lender, notice of action by CIBC which will assure AEC's auditors that a substantial majority of its indebtedness to CIBC will be treated as long term debt in accordance with generally accepted accounting principles on AEC's balance sheet for the year ending December 31, 1995 to be included in AEC's Form 10-K to be filed with the Securities and Exchange Commission for such fiscal year.

        This will also confirm that NEG has consented to AEC having discussions with financial institutions concerning the possibility of obtaining additional capital. No transaction would be consummated, of course, unless this letter of intent is terminated without a combination or we have your prior consent. The parties will keep each other advised of such discussions.

        We hope that the foregoing is acceptable to you and that we can proceed expeditiously towards a combination of NEG and AEC.

February 15, 1996
National Energy Group
Page 2.


        Please indicate your acceptance of the terms and conditions hereof by executing a copy of this letter in the space provided below for NEG's signature and returning an executed copy to us on or before February 15, 1996.


                                        Very truly yours,

                                        ALEXANDER ENERGY CORPORATION


                                        By: /s/ BOB G. ALEXANDER
                                            ---------------------------------
                                            Bob G. Alexander, President

AGREED UPON THIS 15TH DAY OF
FEBRUARY, 1996:

NATIONAL ENERGY GROUP, INC.


By: /s/ MILES D. BENDER
    --------------------------------
    Miles D. Bender, President

        [LOGO]
        [ALEXANDER ENERGY CORPORATION LETTERHEAD]

     BOB G. ALEXANDER
         PRESIDENT

        March 25,1995

        National Energy Group, Inc.
        Attn: Miles D. Bender, President
              and Chief Executive Officer
        1400 One Energy Square
        4925 Greenville Avenue
        Dallas, Texas 76206

        Ladies and Gentlemen:

                This will confirm our agreement to amend the Letter of Intent dated December 29, 1995, between Alexander Energy Corporation ("Alexander") and National Energy Group, Inc. ("NEG"), (the "letter of intent").

                The letter of intent is amended so that the second paragraph thereof reads in its entirety as follows:

                "Subject to the approval of Alexander's Board of Directors and the matters set forth herein, including the negotiation, execution and delivery of a mutually satisfactory definitive agreement (the "Agreement") and the satisfactory completion of due diligence, we propose that Alexander be merged with and into NEG or a wholly owned subsidiary (the"Combination"). Based upon Alexander having no more than 12,850,000 shares of common stock, on a fully diluted basis, each share of Alexander's common stock will be exchanged for one and seven tenths (1.7) shares of NEG Class A Common Stock; provided, however, in the event the average closing sales price for the NEG Class A Common Stock for the ten (1O) trading days immediately prior to closing (the "average price") is, less than $2.40 per share, Alexander shall have the right to terminate the Agreement; provided further, in the event the average price is greater than $3.60 per share, NEG may terminate the Agreement."

                Paragraph 2 of the letter of intent Is hereby amended to substitute April 15th for February 15th.

                All other provisions of the letter of intent shall remain In full force and effect.

                 Please Indicate your acceptance hereof by executing a copy of this letter in the space provided below for NEG's signature and returning an executed copy to us.



                                                Very truly yours,

                                                ALEXANDER ENERGY CORPORATION


                                                By: /s/ BOB G. ALEXANDER
                                                   ------------------------
                                                Bob G. Alexander, President

AGREED UPON THIS 20TH DAY OF
MARCH, 1996:

NATIONAL ENERGY GROUP, INC.


By: /s/ MILES D. BENDER
   --------------------------
   Miles D. Bender, President